Exhibit 4.3

SUPPLEMENTAL INDENTURE

Supplemental Indenture (this “Supplemental Indenture”), dated as of August 8, 2014, between Ceridian HCM Holding Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, a national banking association, as trustee (the “Trustee”). Capitalized terms used herein, unless otherwise defined herein, shall have the meanings assigned to them in the Indenture.

W I T N E S S E T H

WHEREAS, the Company and the guarantors party thereto have heretofore executed and delivered to the Trustee the Indenture , dated as of October 1, 2013 (the “Indenture”), providing for the issuance of 11% Senior Notes due 2021 (the “Notes”);

WHEREAS, the Company has solicited consents (the “Consent Solicitation”) of Holders of outstanding Notes to make amendments to the Indenture as set forth in Article I hereof (such amendments, the “Amendments”) pursuant to the Consent Solicitation Statement dated August 1, 2014 (the “Consent Solicitation Statement”);

WHEREAS, the Company desires to supplement the Indenture to effectuate the Amendments;

WHEREAS, subject to certain exceptions, Section 9.02 of the Indenture provides, among other things, that the Company and the Trustee may amend or supplement the Indenture, the Notes and the Guarantees with the consent of Holders of at least a majority in principal amount of the Notes then outstanding voting as a single class (including consents obtained in connection with a tender offer for the Notes);

WHEREAS, pursuant to the Consent Solicitation, Holders of approximately 52.2% in aggregate principal amount of the outstanding Notes have, voting as a single class, consented to the Amendments;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company enter into this Supplemental Indenture; and

WHEREAS, the parties hereto shall treat the Supplemental Indenture as not having resulted in a material modification of the Notes for U.S. federal income tax purposes, including for Foreign Account Tax Compliance Act purposes.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree for the equal and proportionate benefit of the Holders from time to time hereafter of the Notes as follows:

ARTICLE I

AMENDMENTS APPLICABLE TO THE INDENTURE

SECTION 1.01. Amendments of Definitions.

(a) The definition of “Consolidated Leverage Ratio” in Section 1.01 of the Indenture is hereby amended by adding the following paragraph as the second paragraph of such definition:

“For purposes of computing the Consolidated Leverage Ratio pursuant to the definition of Credit Conditions (other than in connection with the calculation of the Consolidated Leverage Ratio set forth in the proviso thereto), (i) the amount of cash and Cash Equivalents in excess of Restricted Cash that would be stated on the balance sheet of the Issuer and its Restricted Subsidiaries and held by such Persons and deducted in such calculation shall be determined as of the date of a definitive purchase and sale or similar agreement with respect to a Payments Disposition on the basis of the then-available internal financial statements; provided, however, that any cash Restricted Payment of the type described in clauses (i) and (ii) of the definition thereof made after such date and on or prior to the date of the Parent Release Date (other than Restricted Payments made pursuant to Section 4.07(b)(14) or in the ordinary course of business) shall be deducted from such amount in such calculation, and (ii) EBITDA used in any such calculation shall be for the Issuer and its Restricted Subsidiaries for the most recently ended four fiscal quarters for which internal financial statements are available ending immediately prior to the date of the definitive purchase and sale or similar agreement with respect to a Payments Disposition, giving pro forma effect to any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation (as determined in accordance with GAAP), in each case, with respect to an operating unit of a business that occurs, or other operational changes that the Issuer or any of its Restricted Subsidiaries have determined to make after such date but on or prior to the date of the Parent Release Date and otherwise, as if the same had occurred on the first day of the applicable four quarter reference period.”

(b) The definition of “Consolidated Secured Debt Ratio” in Section 1.01 of the Indenture is hereby amended by adding the following paragraph as the second paragraph of such definition:

“For purposes of computing the Consolidated Secured Debt Ratio pursuant to the definition of Credit Conditions, (i) the amount of cash and Cash Equivalents in excess of Restricted Cash that would be stated on the balance sheet of the Issuer and its Restricted Subsidiaries and held by such Persons and deducted in such calculation shall be determined as of the date of a definitive purchase and sale or similar agreement with respect to a Payments Disposition on the basis of the then-available internal financial statements; provided, however, that any cash Restricted Payment of the type described in clauses (i) and (ii) of the definition thereof made after such date and on or prior to the date of the Parent Release Date (other than Restricted Payments made pursuant to Section 4.07(b)(14) or in the ordinary course of business) shall be deducted from such amount in such calculation, and (ii) EBITDA used in any such calculation shall be for the Issuer and its Restricted Subsidiaries for the most recently ended four fiscal quarters for which internal financial statements are available ending immediately prior to the date of the definitive purchase and sale or similar agreement with respect to a Payments Disposition, giving pro forma effect to any Investment, acquisition, disposition, merger, amalgamation, consolidation or discontinued operation (as determined in accordance with GAAP), in each case, with respect to an operating unit of a business that occurs, or other operational changes that the Issuer or any of its Restricted Subsidiaries have determined to make after such date but on or prior to the date of the Parent Release Date and otherwise, as if the same had occurred on the first day of the applicable four quarter reference period.”

ARTICLE II

EFFECTIVENESS

SECTION 2.01. Effectiveness. This Supplemental Indenture shall be effective, operative and binding immediately upon its execution by the parties hereto. This Supplemental Indenture hereby amends the Indenture, the Notes and the Guarantees as provided for herein.

ARTICLE III

MISCELLANEOUS

SECTION 3.01. Instruments To Be Read Together. This Supplemental Indenture is an indenture supplemental to the Indenture, and said Indenture and this Supplemental Indenture shall henceforth be read together.

SECTION 3.02. Confirmation. The Indenture as amended and supplemented by this Supplemental Indenture is in all respects confirmed and preserved.

SECTION 3.03. No Recourse Against Others. No past, present or future director, officer, employee, incorporator or stockholder of the Company or the Guarantors shall have any liability for any obligations of the Company or the Guarantors under the Notes, any Guarantees, the Indenture or this Supplemental Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

SECTION 3.04. Certain Terms. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular article, section clause or other subdivision hereof.

SECTION 3.05. Effect of Headings. The headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, and are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

SECTION 3.06. Governing Law. THIS SUPPLEMENTAL INDENTURE WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SECTION 3.07. Counterpart. The parties may sign any number of copies this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 3.08. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

SECTION 3.09. Successors. All agreements of the Trustee in this Supplemental Indenture shall bind its successors.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of date first set forth above.

CERIDIAN HCM HOLDING INC.

By:	/s/ Lois M. Martin
Name:	Lois M. Martin
Title:	Executive Vice President and Chief
Financial Officer

[SIGNATURE PAGE TO SUPPLEMENTAL INDENTURE]

WELLS FARGO BANK, NATIONAL ASSOCIATION as Trustee
By:	/s/ Raymond Delli Colli
Name:	Raymond Delli Colli
Title:	Vice President

[SIGNATURE PAGE TO SUPPLEMENTAL INDENTURE]